UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Digital Media Solutions, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

25401G106

(CUSIP Number)

March 24, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Lion Capital (Guernsey) Bridgeco Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

Item 1(a)	Name of Issuer

Digital Media Solutions, Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices

4800 140th Avenue N., Suite 101
Clearwater, FL 33762

Item 2(a)	Names of Persons Filing

Lion Capital (Guernsey) Bridgeco Limited (the “Reporting Person”)

Item 2(b)	Address of the Principal Business Office, or if none, Residence

Trafalgar Court, Les Banques, St Peter Port, Guernsey

Item 2(c)	Citizenship

Guernsey

Item 2(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e)	CUSIP Number

25401G106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii) (J).

☐	(k) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Person acquired shares of Common Stock from the Issuer in a private placement that was consummated on July 15, 2020. Subsequently on July 15, 2020, the Reporting Person sold 2,000,000 shares of Common Stock in a privately negotiated transaction.

The Reporting Person held 5,624,282 shares of Common Stock, representing 17.4% of the Issuer’s Common Stock, based on 32,293,793 shares of Common Stock outstanding as of July 17, 2020, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 20, 2020.

On March 24, 2021, the Reporting Person sold all of its 5,624,282 shares of Common Stock in a privately negotiated transaction.

The Reporting Person is controlled by a board of directors of three or more individuals. Each director has one vote, and the approval of a majority is required to approve an action of the Reporting Person. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regards to the Reporting Person. Based upon the foregoing analysis, no individual director of the Reporting Person exercises voting or dispositive control over any of the securities held by the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2021	Lion Capital (Guernsey) Bridgeco Ltd

	By:	/s/ Nick Barton
	Name:	Nick Barton
	Title:	Authorized Signatory

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